UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS  PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒            Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Or

☐            Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 01-0724376

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below.

AMERICAN PUBLIC UNIVERSITY SYSTEM

RETIREMENT PLAN

B .            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

AMERICAN PUBLIC EDUCATION, INC.
AMERICAN PUBLIC UNIVERSITY SYSTEM
RETIREMENT PLAN
CHARLES TOWN, WEST VIRGINIA

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available For Benefits	2

Statement of Changes In Net Assets Available For Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	12

Signatures

Exhibits

Exhibit 23.1 – Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Participants
American Public University System Retirement Plan
Charles Town, West Virginia

We have audited the accompanying statements of net assets available for benefits of American Public University System Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladry & Pullen LLP

Timonium, Maryland
June 23, 2010

American Public University System Retirement Plan

Statements Of Net Assets Available For Benefits
December 31, 2009 And 2008

	2009	2008
Assets
Investments at fair value	$10,763,701	$5,452,413

Receivables:
Employer contributions	40,316	4,589
Employee contributions	-	6,287
	40,316	10,876
Total assets	10,804,017	5,463,289

Liabilities
Refund of excess contributions	-	9,724
Net assets available for benefits	$10,804,017	$5,453,565

See Notes To Financial Statements.

American Public University System Retirement Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,063,622
Interest and dividends	162,368
2,225,990

Contributions:
Employer	1,187,714
Employee	2,424,677
Rollovers	57,624
3,670,015
Total additions	5,896,005

Deductions from net assets attributed to:
Benefits paid to participants	(544,905)
Administrative expenses	(648)
Total deductions	(545,553)

Net increase	5,350,452

Net assets available for benefits:
Beginning	5,453,565
Ending	$10,804,017

See Notes To Financial Statements.

American Public University System Retirement Plan
Notes To Financial Statements

Note 1.    Plan Description and Summary of Significant Accounting Policies

The following description of the American Public University System Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan, a 401(k) profit sharing plan sponsored by American Public University System, Inc. (the Company), a subsidiary of American Public Education, Inc. (APEI) covers all eligible employees under the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:

All employees of the Company are eligible for participation in the Plan except for employees covered by a collective bargaining agreement and non-resident aliens who do not receive income from the employer which constitutes United States income and residents of Puerto Rico.

Contributions:

Each year, participants may contribute a specified amount or percentage of compensation, up to 60% of their gross annual earnings not to exceed ERISA and Internal Revenue Service (IRS) limits. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds and APEI common stock as investment options for participants. The Company makes a matching contribution equal to 100% of the first 3% of the participant’s eligible compensation contributed to the Plan and 50% of the next 2% of the participant’s eligible compensation contributed to the Plan.  Additional amounts may be contributed at the discretion of the Company.  Contributions are subject to certain limitations.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.   Allocations are based on participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their voluntary contributions, the Company matching contributions and any non-elective Company contribution to the Plan, plus actual earnings thereon.

Payment of Benefits:

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  If a participant’s account balance is less than $1,000 upon termination of service, the Plan Administrator will direct the trustee to make a lump-sum distribution.

American Public University System Retirement Plan
Notes To Financial Statements

Note 1.    Plan Description and Summary of Significant Accounting Policies (Continued)

Hardship withdrawals:

Hardship withdrawals shall be allowed in accordance with the Plan provisions, subject to a $500 minimum.

Forfeited accounts:

At December 31, 2009 and 2008, the Plan had forfeiture balances of $1,932 and $60, respectively.  This account can be used to reduce future employer contributions.  No forfeitures were used during the year ended December 31, 2009.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting:

The accompanying financial statements are prepared under the accrual method of accounting.

Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits:

Benefits are recorded when paid.

Administrative expenses:

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.

American Public University System Retirement Plan
Notes To Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies (Continued)

Recent Pronouncements:

Financial Accounting Standards Board (FASB) Staff Position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” amended Accounting Standards Codification (ASC) 820, having significant impact on investment disclosures effective for years ended after June 15, 2009.  It requires disclosure of inputs and valuation technique used to measure fair value and discussion of changes in valuation techniques and related inputs, if any, and includes guidance on determining major security type (“category”) for debt and equity securities required to be disclosed on the basis of “nature and risks” of the investments.  See Note 2 for the impact of our adoption.

In September 2009, FASB issued an amendment, “Investment in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)” Accounting Standards Update (ASU 2009-12), which provides guidance on how entities should estimate the fair value of certain alternative investments.  The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) per share as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.  It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.  This amendment was effective for periods ending after December 15, 2009, with early adoption permitted.  Management has determined that adoption has no impact on the financial statements.

The FASB issued new guidance on accounting for uncertainty in income taxes (ASC 740-10).  The Plan adopted this new guidance for the year ended December 31, 2009.  Management evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

Subsequent Events:

The Plan has evaluated subsequent events through the date on which the financial statements were issued.

American Public University System Retirement Plan
Notes To Financial Statements

Note 2.    Investments

The following is a summary of the investment information as of December 31, 2009 and 2008.  Single investments representing more than 5% of the Plan's net assets are separately identified:

	2009	2008
Mutual Funds
Fidelity Investment Group Bond	$534,466	$380,511
FID Diversified International	800,368	460,924
FID Freedom 2020	529,824	291,021
Fidelity Retirement Money Market	737,876	509,375
Other investments	8,161,167	3,810,582
	$10,763,701	$5,452,413

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $ 2,063,622 as follows:

Mutual funds	$2,076,361
APEI Common stock	(12,739)
$2,063,622

The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes a single authoritative definition for fair value, sets out a framework for measuring fair value, and requires additional disclosure about fair value measurements. The Fair Value Measurements and Disclosures Topic applies to all assets and liabilities that are being measured and reported on a fair value basis, requires new disclosures that establishes a framework for measuring fair value in Generally Accepted Accounting Principles (GAAP), and expands disclosure about fair value measurements. This Topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories

Level 1.      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2.      Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

American Public University System Retirement Plan
Notes To Financial Statements

Note 2.    Investments (Continued)

Level 3.  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Reported at fair value based on quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$2,780,110	$-	$-	$2,780,110
Mid Cap Funds	1,520,522	-	-	1,520,522
Small Cap Funds	407,743	-	-	407,743
Blended Funds	2,867,983	-	-	2,867,983
International Funds	1,059,015	-	-	1,059,015
Bond Funds	1,008,263	-	-	1,008,263
Money Market Funds	737,876	-	-	737,876
Sector Funds	121,238	-	-	121,238
APEI Common stock	260,951	-	-	260,951
Total Assets at Fair Value	$10,763,701	$-	$-	$10,763,701

American Public University System Retirement Plan
Notes To Financial Statements

Note 2.    Investments (Continued)

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$1,419,637	$-	$-	$1,419,637
Mid Cap Funds	780,598	-	-	780,598
Small Cap Funds	151,728	-	-	151,728
Blended Funds	1,190,042	-	-	1,190,042
International Funds	550,289	-	-	550,289
Bond Funds	712,941	-	-	712,941
Money Market Funds	509,375	-	-	509,375
Sector Funds	41,118	-	-	41,118
APEI Common stock	96,685	-	-	96,685
Total Assets at Fair Value	$5,452,413	$-	$-	$5,452,413

The Plan’s mutual funds and common stock are publicly traded on the New York Stock Exchange and are considered Level 1 assets.

Note 3.    Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The credit and liquidity crisis in the United States and throughout the global financial system has continued to result in substantial volatility in financial markets and the banking system.  These and other economic events have had a significant adverse impact on investment portfolios.

Note 4.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

Note 5.    Tax Status

Effective March 31, 2008, the Plan adopted a volume submitter form of a prototype plan sponsored by Fidelity Management Trust Company (Fidelity).  The prototype plan has received an opinion letter from the IRS as to the prototype plan’s qualified status.  The prototype plan opinion letter has been relied upon by this Plan.  The Plan has been amended since this date; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.  The Plan has applied for its own determination letter from the IRS.

American Public University System Retirement Plan
Notes To Financial Statements

Note 6.    Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Administrative Expenses paid by the Plan to Fidelity amounted to $648 for the year ended December 31, 2009.

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in common stock of APEI.  The Plan Sponsor, which is the Company, is the subsidiary of APEI and therefore, these transactions qualify as party-in-interest.  Participants are not required to make investments in employer securities.

Note 7.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$10,804,017	$5,453,565
Excess contributions refundable	-	9,724
Contributions receivable	(40,316)	(10,876)
Rounding	1	-
Net assets available for benefits per the Form 5500	$10,763,702	$5,452,413

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009:

Contributions per the financial statements	$3,670,015
Employee Contributions Receivable, 2008	6,287
Employer Contributions Receivable, 2009	(40,316)
Employer Contributions Receivable, 2008	4,589
Contributions per the Form 5500	$3,640,575

Investment income per the financial statements	$2,225,990
Rounding	2
Investment income per the Form 5500	$2,225,992

American Public University System Retirement Plan
Notes To Financial Statements

Note 7.    Reconciliation of Financial Statements to Form 5500 (Continued)

Benefit payments per the financial statements	$544,905
Excess contributions refundable in 2008	9,724
Rounding	1
Benefit payments per the Form 5500	$554,630

Note 8.    Plan Amendments

On September 10, 2009, the Plan was amended to adopt a revised prototype plan that incorporates the revised provisions of the Economic Growth Tax Relief Reconciliation Act and Pension Protection Act.  In December 2009, the Plan was amended effective January 1, 2010 to limit the percentage of future contribution investment election selections into employee stock to 30% and to clarify the definition of excluded compensation and to clarify the amount of compensation used to allocate contributions.

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2009

Employer Identification Number: 01-0724370
Plan Number: 001

	(b)
(a)	Identity of Issuer, Borrower,	(c)	(d)	(e)
	Lessor, or Similar Party	Description	Cost **	Current Value

	Mutual funds:
*	FID Fidelity	Mutual Fund		$76,470
*	FID Puritan	Mutual Fund		264,793
*	FID Value Strategies	Mutual Fund		139,835
*	FID Contrafund	Mutual Fund		399,920
*	FID Equity Income	Mutual Fund		194,719
*	FID Growth Company	Mutual Fund		352,873
*	Fidelity Investment Group Bond	Mutual Fund		534,466
*	FID Intermediate Bond	Mutual Fund		311,671
*	FID Value	Mutual Fund		315,346
*	FID OTC Portfolio	Mutual Fund		74,375
*	FID Overseas	Mutual Fund		197,738
*	FID Leveraged CO Stock	Mutual Fund		78,642
*	FID Real Estate Investment	Mutual Fund		121,238
*	FID International Discovery	Mutual Fund		25,494
*	FID Capital Appreciation	Mutual Fund		3,430
*	FID Blue Chip Growth	Mutual Fund		464,400
*	Fidelity Low Price Stock	Mutual Fund		403,504
*	FID Equity Income II	Mutual Fund		36,138
*	Fidelity Growth Strategies	Mutual Fund		256,926
*	FID Diversified International	Mutual Fund		800,368
*	FID Dividend Growth	Mutual Fund		392,818
*	FID Export & Multinational	Mutual Fund		192,337
*	FID International Capital Appreciation	Mutual Fund		35,414
*	FID Small Cap Independence	Mutual Fund		4,131
*	FID Mid Cap Stock	Mutual Fund		421,122
*	FID Large Cap Stock	Mutual Fund		118,572
*	FID Freedon Income	Mutual Fund		86,262
*	FID Freedom 2000	Mutual Fund		48,420
*	FID Freedom 2010	Mutual Fund		172,956
*	FID Freedom 2020	Mutual Fund		529,824
*	FID Freedom 2030	Mutual Fund		438,410

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year) (continued)
Form 5500, Schedule H, Item 4i
December 31, 2009

Employer Identification Number: 01-0724370
Plan Number: 001

	(b)
(a)	Identity of Issuer, Borrower,	(c)	(d)	(e)
	Lessor, or Similar Party	Description	Cost **	Current Value

*	FID Small Cap Retirement	Mutual Fund		134,015
*	Fidelity Spartan Total Market Index	Mutual Fund		175,779
*	Fidelity Spartan Extended Market Index	Mutual Fund		43,680
*	FID Short Term Bond	Mutual Fund		94,527
*	FID Fifty	Mutual Fund		281,770
*	FID Large Cap Value	Mutual Fund		6,547
*	FID Freedom 2040	Mutual Fund		457,918
*	FID Mid Cap Growth	Mutual Fund		1,302
*	FID Total Bond	Mutual Fund		67,599
*	FID Value Discovery	Mutual Fund		9,962
*	FID Freedom 2005	Mutual Fund		12,611
*	FID Freedom 2015	Mutual Fund		131,885
*	FID Freedom 2025	Mutual Fund		203,772
*	FID Freedom 2035	Mutual Fund		308,483
*	FID Small Cap Value	Mutual Fund		129,762
*	FID Freedom 2045	Mutual Fund		113,841
*	FID Freedom 2050	Mutual Fund		98,809
*	Fidelity Retirement Money Market	Mutual Fund		737,876

	Total Mutual Funds			10,502,751

*	American Public Education Inc.	Common Stock		260,951
	Total Investments			$10,763,702

	* Party-in-interest.
	** Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PUBLIC UNIVERSITY
SYSTEM RETIREMENT PLAN

Dated: June 23, 2010	By:	/s/ Harry T. Wilkins
	Name:	Harry T. Wilkins
	Title:	Executive Vice President and
Chief Financial Officer of American
Public Education, Inc.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of McGladrey & Pullen LLP, Independent Registered Public Accounting Firm